EXHIBIT 99.1

Tekmira's LNP Technology Highlighted in Peer-Reviewed Publication, Cancer Discovery

Results Outline Most Comprehensive Human Experience to Date for RNAi Therapeutics Delivered With Lipid Nanoparticles (LNPs)

VANCOUVER, British Columbia, Jan. 31, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that complete study results have been published from a Phase I trial with ALN-VSP, a systemically delivered RNAi therapeutic for the treatment of advanced solid tumors with liver involvement, which utilizes Tekmira's lipid nanoparticle (LNP) technology. ALN-VSP is being developed by Alnylam Pharmaceuticals, Inc. (Nasdaq:ALNY).

"This published work further validates the longer-term safety and tolerability of Tekmira's industry-leading LNP delivery platform, which is enabling the anti-tumor activity reported in this paper. Our LNP technology, which represents the most widely-used delivery technology in the RNAi field, is driving the advancement of our own product pipeline, including our lead cancer therapeutic TKM-PLK1, as well as the clinical-stage therapeutics of our partners," said Dr. Mark J. Murray, Tekmira's President and CEO.

Tekmira has granted Alnylam a license to use Tekmira's LNP technology to advance RNAi therapeutic products, including the products ALN-VSP, ALN-TTR and ALN-PCS, and Tekmira remains eligible to receive milestones and royalties as Alnylam's LNP enabled products are developed and commercialized. Tekmira will receive a $5 million payment related to initiation of clinical trials for ALN-VSP in China. Alnylam has guided that it expects to report results in mid-2013 from its Phase II study with ALN-TTR02 in patients with ATTR, and anticipates initiating a Phase III pivotal trial of ALN-TTR02 in late 2013. Tekmira will receive a $5 million milestone payment upon ALN-TTR02 entering a pivotal trial and royalties on commercial sales of ALN-TTR.

The most recently published paper is entitled "First-in-Man Trial of an RNA Interference Therapeutic Targeting VEGF and KSP in Cancer Patients with Liver Involvement" and appears as an OnlineFirst publication in the journal Cancer Discovery (Tabernero et al., Cancer Discovery CD-12-0429; Published OnlineFirst January 2013). More detailed information about the Phase I Clinical Trial and Extension Study with ALN-VSP can be found in Alnylam's news release dated January 30, 2013, which has been posted at www.alnylam.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; Alnylam's ALN-VSP product development program as a treatment for cancer; the development timeline and expected milestone payments associated with Alnylam's ALN-TTR program; the advancement of products that utilize Tekmira's lipid nanoparticle technology; expectations regarding the advancement of multiple product candidates; the quantum and timing of further clinical data being presented for LNP-enabled products; continued innovation and protection of LNP technology; timing of the initiation of clinical trials and release of clinical data from Tekmira's product candidates; the quantum and timing of potential milestone and royalty payments; and the use of lipid nanoparticle technology by Tekmira's licensees.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; early results in human clinical trials are indicative of the potential opportunity to treat a variety of disease indications, including cancer; Tekmira's research and development capabilities and resources; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under licenses with Tekmira's collaborative partners including Alnylam; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that current and future data from the human clinical trials with ALN-VSP and ALN-TTR02 conducted by Alnylam does not and will not lead to favourable results for Tekmira's products or prospects; the possibility that there will not be further clinical data on LNP-enabled products in the quantum nor timing anticipated by Tekmira, or at all; the possibility that Tekmira may not be able to innovate nor protect its LNP technology; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; difficulties, delays or inaccuracies in the progress, timing, results and data from clinical trials and studies; the possibility that Tekmira may not advance any further product candidates; competition from other pharmaceutical or biotechnology companies; Tekmira's development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under licenses with Tekmira's collaborative partners, including Alnylam, will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; IND applications may not be filed on a timely basis, pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca